Hydrodynex, Inc.

230 Bethany Rd. #128

Burbank, CA 91504

Via Federal Express and Electronic Submission

        April 21, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:

Hydrodynex, Inc.

Form 10-K/A for the Fiscal Year Ended June 30, 2008

Filed March 16, 2009

Form 10-Q/A for the Fiscal Quarters Ended Sept. 30, 2008, and Dec. 31, 2008

Filed March 16, 2009

File No. 000-53506

Dear Mr. Owings,

We hereby transmit for review, Amendments No. 2 to our Form 10-K for the Fiscal Year Ended June 30, 2008, and our Forms 10-Q for the Fiscal Quarters Ended Sept. 30, 2008, and Dec. 31, 2008 (File No. 000-53506) ..

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated March 26, 2009, in connection with our above referenced 10-K/A and two 10-Q/A filings.  Responses to the comments contained in the comment letter follow the comment number below.  Page numbers refer to the page numbers of the redlined versions of the Amendments No. 2 to our 10-K/A and two 10-Q/A filings which we are sending to you by FedEx.

1.

We have reluctantly made amendments disclosing that we are a shell company in our Form 10-K for the Fiscal Year Ended June 30, 2008, and our Forms 10-Q for the Fiscal Quarters Ended Sept. 30, 2008, and Dec. 31, 2008.  The reason for these amendments was by demand of FINRA, in response to our 15c211 application, in order for them to allow our company to be traded on the OTC-BB.  While we do not agree with FINRA’s strong arm insistence of this designation, our arguments and replies to FINRA regarding this subject were not sufficient in their estimation.  We found it necessary to succumb to FINRA’s demand because we believe the listing on the OTC-BB is an asset to our company and our shareholders, and will allow our capital raising efforts more success.  FINRA stated in their January 20, 2009, response that, “The issuer’s September 30, 2008, Form 10-Q states that the Issuer has “not sold any products to date,” “has generated no revenues from operations,” and shows that the Issuer has only $50,481 in assets, which his not enough to complete the first phase of its operations.  Additionally, in the three months ended September 30, 2008, the Issuer only spent $31,316, none of which was on its proposed business plan.  Given this, it appears to the staff that the Issuer’s operations assets are nominal as described in SEC Release No. 33-8587, and, therefore, the Issuer’s SEC filings should be amended to indicate the issuer is a shell company.”

2.

We have made revisions primarily in Item 1. of the 10-K Amendment No. 2 in response to this comment.  We have identified each statement of fact or belief, designated within the printed redlined 10-K Amendment No. 2 by the symbol “**”.  We are providing by FedEx an Appendix “A” to this printed comment response letter which has a chart of sources for these statements, followed by printed references. The symbols “**” will be removed in our EDGAR filed version.

3.

We have added Section “J” in Item 1. on page 14 to elaborate on the governmental regulations for water disinfection devices such as the AO-System.

4.

Additional disclosure has been added to the Item 1. Section A. on page 5 to outline and timeline the certification approval process.

5.

We have updated Item 1. Section B. in the Form 10-K amendment No. 2 page 6, as well as the MD&A section of our Form 10-Q for the period ending 9-30-08 on page 13, to disclose that the test reactor unit has been built in completion and that our company will arrange payment and shipment when it has the necessary funds in place to do so.  The testing process and timeline disclosure was already addressed in Comment #4.

6.

We have previously disclosed that a negative attribute of our system in comparison to other competing systems is that other systems are generally “less expensive”.  When comparing other elements, which we have discussed in detail within the Market Analysis and Competition section on page 10, we believe our system is superior to all other systems on the market.  This belief is predicated upon research and comparison data.  Also in that section we identify the following negative attributes of the AO System:  There can be traces of disinfection byproducts when a large amount of organic material is suspended in the water being treated.  Because the created oxidants in the system clean lime scaling and existing corrosion, metal piping material can become thinner as the corroded layers are striped away by the oxidants.  Another negative, which we have now added to the Market Analysis and Competition section on page 10 that was disclosed in our Risk Factors already on pages 18 and 19, is the attribute of being a new and developmental company which may be less attractive to potential buyers because of unproven track record, less resources, and no proven company longevity.

7.

The Employees section has been updated on page 13 to include details on Ron Kunisaki, Richard Kunisaki, Derek Grant, and Peter Schmid.  Only one of these directors was with the company at the time this Annual Report on 10-K for the period ending June 30, 2008, was due.

8.

Five Risk Factors sections referencing an “offering” we previously were engaged in were accidentally left in our Risk Factors that we partially took from our S-1 Registrations Statement Risk Factors section.  The sections containing the references have been removed.

9.

This references to an “offering” we previously were engaged in was accidentally left in our Risk Factors that we partially took from our S-1 Registrations Statement Risk Factor section.  This section containing the reference has been removed.

10.

We have removed the risk factor entitled “Compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls… on page 20, as we believe that it is a generic risk factor and not a specific risk to our company at this time.

11.

Disclosure of our Private Placement concluded on September 30, 20007, was added to Item 5 on page 23.

12.

A more detailed discussion of the increase in expenses between period ended June 30, 2007, and June 30, 2008, has been included in the Results of Operations on page 25.

13.

The correct total expenses and net loss for the period ending June 30, 2008, is $74,540.  Changes have been made within the document on pages 17, 25, 26, and 34.

14.

We understand the request to move our financial statements above the signatures in future filings and we have moved them so that they begin on page 27 prior to the signature page and we understand that they are part of the annual report.

15.

The full definition of Rule 13a-15(e) was added to the filing on page 39.  The same officers would conclude that the controls and procedures were effective based upon this full definition.

16.

The dates of which the officer’s terms began have been included in Item 10. Section A. on page 40.

17.

  We have modified our two Code of Ethics so that we do not refer to board committees which do not currently exist and these modified Code of Ethics are being filed as exhibits to the Form 10-K/A2.

Previously in our two Code of Ethics charters, we did refer to certain people being able to report issues to an Audit committee, the Corporate Governance committee, and the Directors nominating committee, but as disclosed in the Audit Committee and Audit Committee Financial Expert section of our 10-K, we “will not have these committees until we have the resources to do so.  We do not have an audit committee financial expert who is an outside director. As our business grows and our financial statements become more complicated, we intend to seek an outside director who can qualify as an audit committee financial expert.”  We believed it to be good management to have these policies adopted and in place so when the company does grow and these committees are created, we will already have them in place to easily transition into.  This was simply our proactive approach as opposed to a retro-active approach that could have a dangerous gap of no company policy.

18.

The option for requesting copies of the Code of Ethics has been added to Item 10 Code of Ethics section on page 41.

19.

We understand that any future filings on Form 10-K or 10-Q need to incorporate a copy of, or reference of previous filing to, any instrument which defines the rights of our security holders. We understand that future 10-Q filings should incorporate, or include by reference, a copy of our AOI and Bylaws.  We have now included these.

20.

We have added disclosure concerning the issuance of convertible promissory notes and warrants in August 2008 to Unregistered Sales of Equity Securities and Use of Proceeds on page 16.

21.

We have replaced the work “current” with the word “former” to give accurate disclosure to the Controls and Procedures section relating to effectiveness of our internal controls and procedures as of December 31, 2008, and our current CEO and CFO have signed our documents where appropriate.

22.

Changes have been made to the certifications on both of our filings on Form 10-Q so as to comply with the exact language of Item 601(b)(31).

23.

Changes have been made to our 906 Certifications on both our filings on Form 10-Q to include the proper name in the body.

Please do not hesitate to contact us at (702) 884-2150 should you have any questions about the contents of this letter.

Sincerely,

/s/Jerod Edington

Jerod Edington

Vice President & Chief Operating Officer

Hydrodynex, Inc.